Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed the entire S-1 filing statement for BMP Holdings Inc.

We have also analyzed the analytical sections and their conclusions as derived from the Audited Financial Statements. We are in agreement as to their correctness as presented in this document. We hereby consent to the use in their initial Registration Statement pertaining to the registration of 168,000 shares of common stock of BMP Holdings Inc. of our Audit Report dated April 30, 2014 with respect to the financial statements of BMP Holdings Inc. as of December 31, 2014 and for the period August 4, 2014(inception) through December 31, 2014. We also consent to the reference to us as “Experts” in the above referenced Registration Statement.

/s/ John Scrudato CPA
John Scrudato

Califon New Jersey
May 5, 2015